Exhibit 99.1

PRESS RELEASE

AC Immune Reports Positive Safety & Immunogenicity at week-100 in Part 1 of VacSYn Phase 2 Trial of ACI-7104

●All primary endpoints of the study were met, with ACI-7104 shown to be generally safe and well tolerated
●Strong immunogenicity demonstrated, with 100% response rate after three immunizations
●Clear antibody penetration into the cerebrospinal fluid (CSF) and signals for target engagement
●Discussions with FDA regarding future development path planned for early 2027
●AC Immune to host webcast & conference call today at 10:00am EDT / 16:00 CEST details below

Lausanne, Switzerland, September 23, 2026 – AC Immune SA (NASDAQ: ACIU), a clinical-stage biopharmaceutical company developing targeted therapeutics for neurodegenerative diseases, today announced positive safety and immunogenicity results through week-100 in Part 1 of VacSYn, its randomized, double-blind, placebo-controlled Phase 2 trial of ACI-7104 in patients with early-stage Parkinson’s disease (PD). The study is being conducted in two parts with the aim for Part 1 being to show safety, tolerability and immunogenicity while Part 2 is designed to provide evidence of clinical activity as the basis for a Phase 3 decision. The Part 1 data reported today includes results from all 34 patients randomized into the study (25 patients receiving ACI-7104 and nine receiving placebo).

The primary endpoints for Part 1 of the VacSYn trial of ACI-7104 were safety, tolerability and immunogenicity, all of which were met. ACI-7104 was generally safe and well-tolerated and shown to be strongly immunogenic, with 100% of patients developing antibodies against the immunizing a-syn target antigen PD01 after three immunizations. Antibody reactivity against the aggregated species of a-syn was also demonstrated. Robust antibody penetration into the cerebrospinal fluid (CSF) was observed in all patients.

Part 1 of VacSYn was not designed for biomarker or clinical outcomes evaluation; however, additional exploratory analyses included monitoring the impact of ACI-7104 treatment on certain biomarkers (such as total a-syn and Neurofilament Light chain in the CSF), as well as clinical measures of disease activity. A signal was observed for total a-syn in the CSF, providing preliminary evidence consistent with target engagement. Exploratory correlation analyses identified trends suggesting an association between immunogenicity (antibody levels) and disease activity measures. While the sample size in Part 1 was limited, these observations provide a clear basis for further investigation.

The VacSYn trial of ACI-7104 in early-stage Parkinson’s disease continues in Part 1 (2-year extension) and is advancing toward the initiation of Part 2 (expansion). The final design of Part 2 is being consolidated and will be submitted to the FDA for review, with meetings expected early in 2027.

Martin Zügel, Interim CEO of AC Immune SA, commented: “The results from the complete data set at week-100 in Part 1 are encouraging, with all primary endpoints met, strong immunogenicity demonstrated, and a 100% response rate. This program is one of our strongest active immunotherapies, with ACI-7104-induced antibodies demonstrating preferential binding to aggregated a-syn species. We will now refine our approach to the next development steps in the program and discuss our plans with regulators before embarking on an expanded Phase 2 trial designed to provide evidence of clinical activity as the basis for entry into Phase 3.”

Exhibit 99.1

PRESS RELEASE

Günther Staffler, Executive Vice President, Development at AC Immune SA, commented: “We are pleased to have observed strong and boostable immune responses, with significant antibody penetration into the CSF and signals for target engagement. Together with the favorable safety profile through week-100, and exploratory correlations between antibody titers and disease activity measures, we are confident that these results provide a strong foundation for the continued development of ACI-7104 into Part 2.”

Conference call details:

Participants may call the following numbers, 10 – 15 minutes before conference start

Switzerland / Europe: +41 (0) 58 310 50 00

United Kingdom: +44 (0) 203 059 58 63

United States: +1 (1) 631 570 56 13

HD Web Phone™: Click Here

Other international numbers available HERE

Webcast link: https://event.choruscall.com/mediaframe/webcast.html?webcastid=lUHjSJWK

A live and archived webcast will also be accessible in the Investors section of the Company's website at https://www.acimmune.com/.

Ends

For further information, please contact:

SVP, Investor Relations & Corporate Communications Gary Waanders, Ph.D., MBA AC Immune Phone: +41 21 345 91 91 Email: gary.waanders@acimmune.com
International Media Optimum Strategic Communications Nick Bastin, Joshua Evans, Aoife Minihan, Ben Cowe Phone: +44 (0) 20 4566 8543 Email: acimmune@optimumcomms.com

About VacSYn

VacSYn (ClinicalTrials.gov: NCT06015841) is an adaptive, randomized, double-blind, placebo-controlled, and biomarker-based Phase 2 study in patients with early PD, consisting of two parts. Part 1 includes 34 patients randomized 3:1 to receive ACI-7104 or placebo, respectively. The results reported

Exhibit 99.1

PRESS RELEASE

today include data from all participants 100 weeks since initiation of treatment. The study is being conducted in two parts with the aim for Part 1 being to show safety, tolerability and immunogenicity while Part 2 is designed to provide evidence of clinical activity and support a Phase 3 decision.

About ACI-7104

ACI-7104.056 is an optimized formulation of its clinically validated anti-a-syn predecessor active immunotherapy that generated a target-specific antibody response against pathological oligomeric a-syn to inhibit spreading and downstream neurodegeneration in early Parkinson’s disease. The accumulation of alpha-synuclein protein aggregates has been shown to cause inflammatory stress in cells and contribute to the degeneration of neurons in the brain. It has been known to play a key role in the development of neurodegenerative diseases such as Parkinson’s Disease.

About AC Immune SA

AC Immune (NASDAQ: ACIU) is a clinical-stage biopharmaceutical company developing a pipeline of products, including both active immunotherapies and small molecules, targeting key misfolded proteins and pathways for the treatment of multiple neurodegenerative diseases. The company has a growing focus on its wholly owned proprietary clinical-stage programs, including: ACI-7104, an active immunotherapy targeting α-synuclein (α-syn) in Parkinson's disease; and ACI-19764, a small molecule inhibitor of the NLRP3 inflammasome. In addition, an early-stage small molecule development program targeting intracellular a-syn is advancing towards the clinic.

ACIU has a strong track record of securing strategic partnerships with leading global pharmaceutical companies, resulting in substantial non-dilutive funding and >$4.5 billion in potential milestone payments, plus royalties from sales. ACIU’s pharma-partnered programs, all in Alzheimer’s disease, include: a collaboration on ACI-24, an active immunotherapy targeting Abeta; a collaboration on ACI-35 targeting phospho-Tau; and a collaboration developing brain-penetrant small molecule drugs targeting intracellular pathologic Tau.

All trademarks used or mentioned in this release are protected by law. The information on our website and any other websites referenced herein is expressly not incorporated by reference into, and does not constitute a part of, this press release.

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3.

Exhibit 99.1

PRESS RELEASE

Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.